05037683

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWM Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, 7th Floor
(No. and Street)

New York, (City) New York (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Sloate 212-499-2677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz and Company, LLP
(Name – *if individual, state last, first, middle name*)

2580 Sunrise Highway (Address) Bellmore (City) NY (State) 11710 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1A

OATH OR AFFIRMATION

I, Laura Sloate, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWM Securities, Inc, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

CONCETTA FUSCIELLO
Notary Public - State of New York
No. 01FU6036777
Qualified In New York County
My Commission Expires 02-07-2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). and Retained Earnings
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report on Internal Control Structures

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWM SECURITIES, INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

SWM SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2004

CONTENTS

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
SWM Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of SWM Securities, Inc., as of December 31, 2004, and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWM Securities, Inc., as of December 31, 2004, the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schwartz & Company, LLP
Bellmore, New York
January 13, 2005

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., Suite 3350
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

SWM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 296,488
Receivable from broker	20,379
Prepaid income taxes	1,252
Prepaid expenses and other current assets	13,280
Total assets	$ 331,399

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses	$ 1,688
Due to related party	26,422
Total liabilities	28,110
Commitments	
Stockholders' equity	
Common stock ($1.00 par value, 5,000 shares authorized, 2,000 shares issued and outstanding)	2,000
Additional paid-in capital	148,000
Retained earnings	153,289
Total stockholders' equity	303,289
Total liabilities and stockholders' equity	$ 331,399

See notes to financial statements

SWM SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues	$ 1,022,931
Selling, general and administrative expense	1,032,420
Net loss	(9,489)
Retained earnings - January 1, 2004	762,778
Distributions	(600,000)
Retained earnings - December 31, 2004	$ 153,289

See notes to financial statements

SWM SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ (9,489)
Adjustments to reconcile net income to net cash provided by operating activites:	
(Increase) decrease in assets:	
Receivable from broker	6,556
Prepaid income taxes	4,300
Prepaid expenses and other current assets	(1,624)
Increase (decrease) in liabilities:	
Accrued expenses	(255)
Due to related party	(50,792)
Net cash provided by operating activities	(51,304)
Cash flows from financing activities:	
Distributions to stockholders	(600,000)
Net decrease in cash	(651,304)
Cash and cash equivalents - beginning of period	947,792
Cash and cash equivalents - end of period	$ 296,488
Supplemental disclosures of cash flow information:	
Interest	$ -
Income taxes	$ -

See notes to financial statements

Note 1: Ownership and Operations

SWM Securities, Inc. (the Company) is a closely held company, which provides stock brokerage services. The Company is a registered broker-dealer with the Securities and Exchange Commission. The Company's clients are located throughout the United States.

The Company does not have any subordinated liabilities.

Note 2: Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include money market accounts.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis, as securities transactions occur.

Income Taxes

For income tax purposes, SWM Securities, Inc.'s shareholders have elected, as of September 13, 1995, to be treated as an S Corporation as provided in Section 1362 of the Internal Revenue Code and Section 660 of Article 22 of the New York State tax law. As such, there will be no provision for Federal and New York State income taxes as the Company's income or losses and credits will be passed to the shareholders and combined with other personal income and deductions to determine taxable income on their individual tax returns. However, the Company is subject to New York City corporation income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3: "Special Reserve Bank Account for the Exclusive Benefit of Customers"

The Company is exempt under Rule 15c3-3 of the Securities and Exchange Commission as it does not maintain customers' accounts and it does clear all transactions with a broker/dealer (clearing agent) who does maintain such a special reserve.

Note 4: Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $283,714 compared to the minimum net capital requirement of $5,000. The Company's net capital ratio was .099 to 1. The clearing broker contract requires a minimum net capital requirement of $150,000.

Note 5: Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities may expose the Company to risk in the event brokers, dealers or clearing organizations are unable to fulfill their contractual obligations.

The Company maintains cash and cash equivalents with various financial institutions, some of which are not insured under the federal depository insurance program. At December 31, 2004, the Company had cash in excess of federally insured limits of $198,000.

A related company, Sloate, Weisman, Murray and Company, Inc., ("Sloate") has clients which generate a substantial portion of the commission revenue of this Company (see Note 6 and Note 7).

Note 6: Related Party Transactions

Commissions earned by the Company are derived primarily from Sloate and are billed at standard rates. The Company reimburses Sloate for rent and other overhead expenses. Total payments for such expenses for the year ended December 31, 2004 to Sloate were $982,373. As of December 31, 2004, the Company has a payable of $26,422 to Sloate.

In addition, the Company's trading commission deposit account with a broker guarantees a security deposit for a lease in which Sloate is the lessee. The amount of guarantee is for $62,645.

Note 7: Subsequent Events

On January 6, 2005, an asset purchase agreement was entered into by Sloate and Neuberger Berman Inc. ("Neuberger"), a registered broker-dealer. As part of this transaction, the investment advisory service business of Sloate will be transferred to and serviced by Neuberger. As a condition to the closing of the transaction, the Company will withdraw its registration as a broker-dealer with the SEC and discontinue doing business. The closing is expected to take place during February, 2005.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2004

SWM SECURITIES, INC.
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Total stockholders' equity qualified for net capital		$ 303,289
Deductions and/or charges:		
Non-allowable assets:		
Prepaid income taxes	$ 1,252	
Prepaid expenses and other assets	13,280	
Total non-allowable assets		14,532
Other deduction and/or charges:		
Excess fidelity bond deductible		5,000
Net capital before haircuts on security position		283,757
Haircuts on other securities		43
Net capital		$ 283,714
Aggregate indebtedness:		
Accrued expense		$ 1,688
Due to related party		26,422
Total aggregate indebtedness		$ 28,110
Computation of basic net capital requirement		
Minimum net capital requirement		$ 5,000
Excess net capital		$ 278,714
Excess net capital at 1000%		$ 280,904
Ratio: Aggregate indebtedness to net capital		.099 to 1

No material differences were found in the above computation and the computation included in the Company's corresponding unaudited X-17A-5 Part IIA filing of December 31, 2004.

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report On Internal Control

Board of Directors
SWM Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of SWM Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., Suite 3350
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, an is not intended to be and should not be used by anyone other than these specified parties.

Schwartz & Company. LLP

Bellmore, New York
January 13, 2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: SWM Securities, Inc [13]

SEC FILE NO.: 8-48340 [14]

FIRM I.D. NO.: 38637 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

230 Park Avenue [20]
(No. and Street)

New York [21] New York [22] 10169 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/04 [24]

AND ENDING (MM/DD/YY): 12/31/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Laura Sloate [30]

(Area Code) — Telephone No.: 212-499-2677 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ___

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Schwartz and Company, LLP [70]

ADDRESS

2580 Sunrise Highway [71]	Bellmore [72]	New York [73]	11710 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SWM Securities, Inc. N3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/04 [99]
SEC FILE NO. 8-48340 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 294,352	200			$ 294,352	750
2. Receivables from brokers or dealers:						
A. Clearance account	20,379	295				
B. Other		300	$	550	20,379	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	2,136	424				
E. Spot commodities		430			2,136	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	14,532	735	14,532	930
12. TOTAL ASSETS	$ 316,867	540	$ 14,532	740	$ 331,399	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SWM Securities, Inc. as of 12/31/2004

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	[10]	1115		1305		1540
15. Payable to non-customers	26,422	1155		1355	26,422	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	1,688	1205		1385	1,688	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 [12]		1390 [14]		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [9] $ [970]						
2. includes equity subordination (15c3-1(d)) of . . . $ [980]						
B. Securities borrowings, at market value from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ [1000]						
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 28,110	1230	$	1450	$ 28,110	1760

Ownership Equity			
21. Sole Proprietorship		[15] $	1770
22. Partnership (limited partners)	[11] ($ [1020])		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		2,000	1792
C. Additional paid-in capital		148,000	1793
D. Retained earnings		153,289	1794
E. Total			1795
F. Less capital stock in treasury		[16] ( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 303,289	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 331,399	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SWM Securities, Inc. as of 12/31/2004

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 303,289	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			303,289	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 303,289	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 14,532	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges	5,000	3610	(19,532)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 283,757	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	43	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(43)	3740
10.	Net Capital			$ 283,714	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SWM Securities, Inc. as of 12/31/2004

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	1,874	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	278,714	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	280,904	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	28,110	3790
17. Add:					
A. Drafts for immediate credit 21	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Total aggregate indebtedness			$	28,110	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	9.91	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SWM Securities, Inc.

For the period (MMDDYY) from 24 1/1 [3932] to 12/31/04 [3933]
Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 905,132	3935
	b. Commissions on listed option transactions	25 1,074	3938
	c. All other securities commissions	104,731	3939
	d. Total securities commissions	1,010,937	3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups	26	3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services		3975
8.	Other revenue	11,994	3995
9.	Total revenue	$1,022,931	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		4120
11.	Other employee compensation and benefits		4115
12.	Commissions paid to other broker-dealers	16,547	4140
13.	Interest expense		4075
	a. Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses	15,178	4195
15.	Other expenses	1,000,695	4100
16.	Total expenses	$1,032,420	4200

NET INCOME

17.	Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ (9,489)	4210
18.	Provision for Federal income taxes (for parent only)	28	4220
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
	a. After Federal income taxes of [4338]		
20.	Extraordinary gains (losses)		4224
	a. After Federal income taxes of [4239]		
21.	Cumulative effect of changes in accounting principles		4225
22.	Net income (loss) after Federal income taxes and extraordinary items	$ (9,489)	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ (142,542)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SWM Securities, Inc.

For the period (MMDDYY) from 1/1/04 to 12/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 912,778	4240
A. Net income (loss)		(9,489)	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])	(600,000)	4270
2. Balance, end of period (From item 1800)		$ 303,289	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SWM Securities, Inc. as of 12/31/2004

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 Bear Stearns Securities, Corp.8-43724 4335	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals